June 30, 2006


Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:      SEC Comment Letter
         Third Wave Technologies, Inc.
         Commission File No. 000-31745

Dear Mr. Rosenberg:

Attached are our responses to the staff's letter dated June 19, 2006, regarding Form 10-K for the fiscal year ended December 31, 2005 filed by Third Wave Technologies, Inc. (the "Company").

For ease of review, the staff's comments have been repeated and numbered as in the staff's letter. Each comment from the staff is immediately followed by the Company's response.

I hereby confirm on behalf of the Company that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me directly at (608) 663-7070 should you have any questions regarding our responses.

Sincerely,

/s/ Maneesh Arora

Maneesh Arora, Chief Financial Officer

        RESPONSES OF THIRD WAVE TECHNOLOGIES, INC. TO SEC COMMENT LETTER


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 26
CONTRACTUAL OBLIGATIONS, PAGE 32

1. Please tell us what comprises your other long-term liabilities and to what extent they represent contractual obligations that should have been included in your contractual obligations table. If there were any material obligations that should have been included in the table, please provide us revisions to your contractual obligations table to include them and to include the interest on your long-term debt.

Company Response:

The Company's other long-term liabilities as of December 31, 2005 consisted of accruals in three categories, as follows:

     1) Contingent accruals: The Company has long-term incentive plans in place, which compensate employee participants if performance targets are met over a three-year performance period. The amount of compensation payable is determined by the level of achievement against the performance targets. As of December 31, 2005, none of the applicable performance periods had been completed, as a result of which, the amount payable was unknown. The December 31, 2005 balance sheet included a $1.3 million accrual representing an estimate of the amounts earned under the plans as of that date. In addition, under a license agreement, the Company granted the licensor a put option to sell a specified number of shares of Company common stock issued to the licensor under the agreement back to the Company. As of December 31, 2005 an accrual of $0.2 million was recorded, representing the amount that would be payable if the licensor exercised the put option. These accruals are reflective of contingent liabilities, and therefore are not included in the contractual obligations table.

     2) Other non-contractual accruals: Included in other long-term liabilities at December 31, 2005 were accruals related to the 2002 restructuring charge of $0.8 million (see Note 8 to the Financial Statements), and the straight-line recognition of rent expense over the term of the building lease of $1.2 million. The accruals relate primarily to the Company's building (operating) lease, but are not contractual obligations. All future payments due under this building lease were reflected in the contractual obligations table under the "Non-cancelable operating lease" caption.

     3) Contractual accruals: The Company is party to a non-exclusive sublicense agreement under which it licenses certain patent rights for a non-refundable fee payable over 5 years. The balance sheet as of December 31, 2005,


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

          included an accrual of $1.4 million for the long-term portion of this license fee. Also included in long-term liabilities was an accrual of $0.5 million for the long-term portion of severance obligations and sales tax settlement agreement. The license payment obligation is included in the contractual obligations table under the "License Arrangement" caption. The other items were not included in the contractual obligations table because they were not considered to be of a nature that would require inclusion.



Below is a revised the contractual obligations table including the interest on long-term debt, capital leases and license arrangement, and the severance and tax settlement obligation.

                                                                      LESS
                                                                      THAN        YEARS       YEARS        OVER
                                                          TOTAL      1 YEAR       2 - 3       4 - 5      5 YEARS
                                                         -------     -------     -------     -------     -------
CONTRACTUAL OBLIGATIONS
Non-cancelable operating lease obligation ............   $11,890     $ 1,879     $ 3,986     $ 4,311     $ 1,714
Capital lease obligations ............................       357         138         170          49          --
License arrangements .................................     2,000         425         900         675          --
Long-term debt .......................................     1,095         422         622          51          --
Other long-term liabilities ..........................     1,346         806         540          --          --
                                                         -------     -------     -------     -------     -------
Total obligations ....................................   $16,688     $ 3,670     $ 6,218     $ 5,086     $ 1,714
                                                         -------     -------     -------     -------     -------


The Company plans to include the contractual obligations table with these revisions in the next quarterly report on Form 10-Q for the quarter ended June 30, 2006, and as required in subsequent filings with the Securities and Exchange Commission.



ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 33
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 39
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 39
REVENUE RECOGNITION, PAGE 42

2. While you disclose how you allocate consideration received in multiple element arrangements to the separate units of accounting, please tell us why each is considered a separate unit of accounting. Address the criteria in paragraph 9 of EITF 00-21.

Company Response:

The multiple element arrangements involve contracts with customers in which the Company is selling reagent products and leasing equipment to the customer for use during the term of the contract. Based upon the guidance in paragraph 9 of EITF No. 00-21, both the reagents and equipment have value to the customer on a standalone basis,


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

there is objective and reliable evidence of fair value for the both the reagents and equipment and there are no rights of return. The Company has sold both the reagents and equipment separately, and therefore is able to determine a fair value for each. The respective fair values are used to allocate the proceeds received to each of the elements for purposes of recognizing revenue.



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